

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 9, 2018

Jonathan New
Chief Financial Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
Miami, Florida, 33160

> **Re: Net Element, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 16, 2018**
> **File No. 333-222466**

Dear Mr. New:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2018 letter.

Prospectus Summary

Recent Events, page 3

1.   We note your new disclosure regarding the development of the company's anticipated blockchain technology solutions. Please expand the description to more specifically explain how the new "decentralized crypto-based ecosystem" will function, including a description of the blockchain on which it will function, and the services it will provide. Explain which "mainstream and alternative cryptocurrencies" your platform will support and the manner in which it will support those digital assets. Please also disclose any additional material risks that may arise with respect to these blockchain technology solutions.

2. You note that the "initial phase costs" relating to the development and deployment of your anticipated blockchain technology solutions is estimated to be $500,000. Please describe the scope of the initial phase and the extent to which additional funds will be needed to complete development and launch the anticipated blockchain technology solutions. Also discuss the source of the funds needed to pay the anticipated costs of the initial phase and subsequent phase(s).

3. Please revise to explain the material terms of your partnership with Bunker Capital and the type of business activities contemplated by this partnership. In this regard, we note that Bunker Capital is a non-registered broker-dealer that assists with initial coin offerings. Further, tell us whether you intend to file the agreement with Bunker Capital.

4. You also state that you are working to identify and invest in "unique projects" that combine blockchain technology and real world applications. Please expand your disclosure to discuss the type of projects that you are trying to identify. Tell us whether you anticipate that these projects will involve issuing, holding or trading in digital assets or cryptocurrencies. Please also provide a detailed description of the process and framework you will use for making this determination.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Serge Pavluk, Esq.
        Snell & Wilmer, Esq.